United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Sunnova Energy International Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86745K104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86745K104	Schedule 13G	Page 1 of 17

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 38,352,957
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 38,352,957

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,352,957
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.7%
12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 86745K104	Schedule 13G	Page 2 of 17

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 38,352,957
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 38,352,957

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,352,957
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.7%
12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 86745K104	Schedule 13G	Page 3 of 17

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 36,876,446
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 36,876,446

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,876,446
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.9%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 4 of 17

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 528,150
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 528,150

9	Aggregate Amount Beneficially Owned by Each Reporting Person 528,150
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.6%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 5 of 17

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 17,779,378
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,779,378

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,779,378
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.2%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 6 of 17

1	Names of Reporting Persons Energy Capital Partners III-B, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,147,150
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,147,150

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,147,150
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.6%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 7 of 17

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,350,272
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,350,272

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,350,272
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 8 of 17

1	Names of Reporting Persons Energy Capital Partners III-D, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,071,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,071,496

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,071,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.8%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 9 of 17

1	Names of Reporting Persons Energy Capital Partners GP III Co-Investment (Sunnova), LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,476,511
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,476,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,511
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.8%
12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 86745K104	Schedule 13G	Page 10 of 17

1	Names of Reporting Persons Energy Capital Partners III (Sunnova Co-Invest), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,476,511
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,476,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,511
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.8%
12	Type of Reporting Person PN

CUSIP No. 86745K104	Schedule 13G	Page 11 of 17

ITEM 1. (a)	Name of Issuer:

Sunnova Energy International Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

ECP ControlCo, LLC (“ECP ControlCo”);

Energy Capital Partners III, LLC (“ECP GP”);

Energy Capital Partners GP III, LP (“ECP Fund GP”);

Energy Capital Partners III, LP (“ECP III”);

Energy Capital Partners III-A, LP (“ECP III-A”);

Energy Capital Partners III-B, LP (“ECP III-B”);

Energy Capital Partners III-C, LP (“ECP III-C”);

Energy Capital Partners III-D, LP (“ECP III-D” and together with ECP III, ECP III-A, ECP, ECP III-B and ECP III-C, the “ECP Funds”);

Energy Capital Partners GP III Co-Investment (Sunnova), LLC (“ECP Sunnova GP”); and

Energy Capital Partners III (Sunnova Co-Invest), LP (“ECP Sunnova”).

(b)	Address or Principal Business Office:

The business address for each of the Reporting Persons is 40 Beachwood Road, Summit, NJ 07901.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

(e)	CUSIP Number:

86745K104

CUSIP No. 86745K104	Schedule 13G	Page 12 of 17

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2019, based upon 83,980,885 shares of Common Stock outstanding as of October 29, 2019.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ECP ControlCo, LLC	38,352,957	45.7%	0	38,352,957	0	38,352,957
Energy Capital Partners III, LLC	38,352,957	45.7%	0	38,352,957	0	38,352,957
Energy Capital Partners GP III, LP	36,876,446	43.9%	0	36,876,446	0	36,876,446
Energy Capital Partners III, LP	528,150	0.6%	0	528,150	0	528,150
Energy Capital Partners III-A, LP	17,779,378	21.2%	0	17,779,378	0	17,779,378
Energy Capital Partners III-B, LP	2,147,150	2.6%	0	2,147,150	0	2,147,150
Energy Capital Partners III-C, LP	7,350,272	8.8%	0	7,350,272	0	7,350,272
Energy Capital Partners III-D, LP	9,071,496	10.8%	0	9,071,496	0	9,071,496
Energy Capital Partners GP III Co-Investment (Sunnova), LLC	1,476,511	1.8%	0	1,476,511	0	1,476,511
Energy Capital Partners III (Sunnova Co-Invest), LP	1,476,511	1.8%	0	1,476,511	0	1,476,511

ECP III is the record holder of 528,150 shares of Common Stock, ECP III-A is the record holder of 17,779,378 shares of Common Stock, ECP III-B is the record holder of 2,147,150 shares of Common Stock, ECP III-C is the record holder of 7,350,272 shares of Common Stock, ECP III-D is the record holder of 9,071,496 shares of Common Stock and ECP Sunnova is the record holder of 1,476,511 shares of Common Stock reported herein.

ECP ControlCo is the managing member of ECP GP, which is the general partner of ECP Fund GP and the managing member of ECP Sunnova GP. ECP Fund GP is the general partner of each of the ECP Funds and ECP Sunnova GP is the general partner of ECP Sunnova. As such, each of ECP ControlCo, ECP GP and ECP Fund GP may be deemed to share beneficial ownership of the Common Stock reported herein, but each disclaims any such beneficial ownership except to the extent of its pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 86745K104	Schedule 13G	Page 13 of 17

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 86745K104	Schedule 13G	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2020

ECP ControlCo, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III, LLC By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners GP III, LP By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III, LP By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 86745K104	Schedule 13G	Page 15 of 17

Energy Capital Partners III-A, LP By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III-B, LP By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III-C, LP By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 86745K104	Schedule 13G	Page 16 of 17

Energy Capital Partners III-D, LP By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners GP III Co-Investment (Sunnova), LLC By: Energy Capital Partners III, LLC, its managing member By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III (Sunnova Co-Invest), LP

By: Energy Capital Partners GP III Co-Investment (Sunnova), LLC, its general partner

By: Energy Capital Partners III, LLC, its managing member

By: ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 86745K104	Schedule 13G	Page 17 of 17

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.